Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy names Peter Zebedee as the executive vice president of mining and upgrading

Calgary, Alberta (March 22, 2022) – Suncor (TSX: SU) (NYSE: SU) today announced the appointment of Peter Zebedee as the executive vice president of Mining and Upgrading, effective April 11, 2022.

Peter comes to Suncor from LNG Canada where he had been seconded by Shell as the chief executive officer since 2019. Prior to his secondment into the LNG Canada joint venture, Peter’s last position with Shell was vice president Canada Manufacturing and general manager Scotford.

As the executive vice president, Mining and Upgrading, Peter will lead all of Suncor’s mining and upgrading operations, including Syncrude. He will also oversee Suncor’s involvement with the Regional Municipality of Wood Buffalo community.

“We are extremely pleased that Peter is joining Suncor’s leadership team,” said Mark Little, president and chief executive officer. “Peter has extensive industry and executive leadership experience, especially in oil sands mining and upgrading operations. In addition to being a champion of safety and operational discipline, Peter has a strong track record of delivering exceptional business results and enhanced competitiveness.”

Peter brings over 25 years of deep experience in oil sands mining and upgrading from his time at Shell, Petro-Canada and Syncrude to his new role at Suncor. A geological engineer and graduate of the University of British Columbia, Peter has held roles in engineering, operations and numerous corporate assignments, with the bulk of his career working in oil sands mining in a variety of technical and operational positions of increasing responsibility. In 2009, he joined Shell, where he held senior leadership roles with the Athabasca Oilsands Project Joint Venture as GM of Shell Albian Sands and the Scotford Upgrader.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development. production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen.  Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.  Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP.  Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

Media inquiries: 833-296-4570 media@suncor.com	Investor inquiries: 800-558-9071 invest@suncor.com

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